Under the terms of the acquisition, the four ETFs managed by RCA have been formally merged with Horizons USA’s ETF platform.  Horizons USA now offers five U.S. listed ETFs, representing approximately U.S. $150 million in assets under management (as of December 31, 2016). This family of ETFs includes the Horizons S&P 500® Covered Call ETF, which is listed on the New York Stock Exchange under the ticker symbol HSPX. Upon the closing of the transaction, Horizons ETFs Management (USA) LLC now has a 100% ownership interest in Recon Capital, and Recon Capital’s name is now “Horizons ETFs Management (USA) LLC.” Horizons ETFs Management (USA) LLC is an indirect, wholly-owned subsidiary of Mirae Asset Global Investments Co., Ltd.